KOKOMO ENTERPRISES INC.

NEWS RELEASE

Symbols: KKO - CNSX

                KKOEF - OTC Bulletin Board

Non-Brokered Private Placement

Vancouver, BC, April 1, 2011.  Kokomo Enterprises Inc. (the “Company” or “Kokomo”).  Further to the Company’s News Release dated March 30, 2011, the Company wishes to announce that it has closed the first tranche of the non-brokered Private Placement Financing Agreement.  The Company has issued a total of 500,000 Units of the Company’s securities at $0.10 per Unit for gross proceeds to the Company of $50,000.  Each Unit shall consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company.  Each warrant shall be exercisable at the price of $0.15 per common share until April 1, 2013.  The securities issued have a hold period which expires on August 2, 2011.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.kokomoenterprises.ca or the CNSX’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

Kokomo Enterprises Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

KOKOMO ENTERPRISES INC.

Suite 1000, 1177 West Hastings St.

Vancouver, BC  V6E 2K3

Tel: 604 681-1519  Fax: 604 681-9428

www.kokomoenterprises.ca   email: info@kokomoenterprises.ca